

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 21, 2010

David G. Derrick
CEO and Director
SecureAlert, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070

> **RE:** **SecureAlert, Inc.**
> **Preliminary Consent Solicitation on Schedule 14A**
> **Filed June 14, 2010**
> **File No. 000-23153**

Dear Mr. Derrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Proposed Amendment, page four

1.	We note the disclosure added to page four in response to comment two from our letter dated June 11, 2010. If true, and as requested previously, please revise such disclosure to clarify that, even though majority (60%) voting rights were provided to the holders of your Series D shares upon the first closing on January 13, 2010, regardless of the number of preferred or common shares then outstanding, and consents to increase the authorized capital of the company were obtained from each purchaser, your board did not authorize the issuance of the Series D Preferred Stock for purposes of acquiring control of the Company or conferring control to a particular group of investors.

<u>The Series D Convertible Preferred Stock, page five</u>

2.   We note your response to comment three from our letter dated June 11, 2010 and the disclosure added to the first paragraph of page ten. Please revise to clarify that such disclosure contains all material factors considered by the board and whether and, if so, how the board considered the company's financial condition and unsecured status of the debt owed to those officers and directors converting debt into Series D shares.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director

cc: Wayne D. Swan
        Durham Jones & Pinegar
        Facsimile: (801) 415-3500